

MAIL STOP 3561

September 1, 2009

Mr. Louis Bertoli, President and CEO
TNT Designs, Inc.
300 Center Avenue, Suite 202
Bay City, Michigan 48708

> **Re: TNT Designs, Inc.**
> **Schedule 14C**
> **File No. 333-121787**
> **Filed on August 19, 2009**

Dear Mr. Bertoli:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Comment</u>

1. We note your response dated August 18 and the statement in the last full paragraph on page 14 that you do not have any current intentions, plans, arrangements, commitments or understandings to issue any shares of capital stock

"except in connection with potential capital raising transactions." To the extent you contemplate an offering in the proximate future, please describe the transaction and information required by Item 11(c) of Schedule 14A.

As appropriate, please amend your proxy statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the comment may be directed to Cathey Baker at (202) 551-3326 or to James Lopez, (202) 551-3790, who supervised the preparation of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Grady Thrasher, Esq.
        FAX: (404) 760-0225